Vistek Limited

39 Woodlands Close #08-11

Mega@Woodlands

Singapore 737856

October 24, 2024

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities Exchange Commission

Attn: Mr. Howard Efron

Re:	Vistek Limited Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted September 5, 2024 CIK No.: 0002013100

Dear Mr. Efron,

We submit this letter to the Staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form F-1 confidentially submitted to the Commission on September 5, 2024 by Vistek Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. On the date hereof, we have submitted an amended registration statement on Form F-1 (the “Amended Registration Statement”) to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We acknowledge your revised disclosures in response to prior comment 1. As previously stated, please revise the cover page of your Public Offering Prospectus to define the terms “Selling Shareholders” and “Resale Shareholders” so that it is clear that the Selling Shareholders will be selling in the initial public offering at your initial offering price, and the Resale Shareholders are named in the Resale Prospectus and will be selling after the initial public offering.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the cover page of the Amended Registration Statement accordingly.

Risk Factors

We may be subject to regulatory penalties, page 22

2.	We refer to your revised disclosures on page 100 in response to prior comment 7. Please revise this risk factor, including in the heading, or add a separate risk factor, to highlight the issue that share certificates representing 47% ownership of Vistek SG, the subsidiary through which you operate, are missing and that under the Singapore Companies Act, the previous owner of those certificates may assert a presumptive claim of ownership of Vistek SG using the missing share certificates. Please also revise to remove mitigating language in your risk factor, and add a bullet in your summary risk factors section to discuss this issue.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised pages 11 and 22 of the Amended Registration Statement accordingly.

History and Corporate Structure, page 70

3.	We refer to your revised disclosures in response to prior comment 6. We note your statement that following the discussed acquisitions, you were held by several owners, including Mr. Ho . However, it appears from your organization chart that Mr. Tong holds ownership, but not Mr. Ho. Please revise your disclosures to reconcile, or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page 70 of the Amended Registration Statement. For clarity, Mr. Ho’s ownership arises indirectly via his 100% ownership of Growth Synergy (as per footnote 1 on page 70 of the Amended Registration Statement), which in turn holds 85% of Vistek Alliance. After the completion of the internal reorganization, Mr. Tong has direct ownership of 4.9% interest of Vistek Limited.

Resale Shareholders, page A-2

4.	We note your revised disclosures on page 70 in response to prior comment 6. In this section, please also revise to disclose the nature of any position, office or other material relationship that each selling shareholder has had within the past three years with any of the company’s predecessors or affiliates. Please also disclose the address of Mr. Tong. See Part I, Item 9.D.1 of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we revised the disclosure on page A-2 of the Amended Registration Statement.

Vistek Limited and Subsidiaries Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

5.	We note your response to our prior comment 12 and your revisions to your filing. Please clarify for us the nature of the non-cash transaction that resulted in a transfer from dividend payable to shareholder loan. In your response, please tell us how the $1 million proceeds from the shareholder loan flowed through the business, if at all. Further, clarify for us if the shareholder loan was used to repay the dividend payable or used to fund the expenses and costs of the initial public offering. Please consider revising the related disclosure throughout your filing for clarity.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company did not disburse the dividend in cash, and the funds were reallocated to settle IPO expenses, and this was facilitated by reclassifying the dividend payable into a shareholder loan. Since no cash actually moved through the Company’s accounts, the transaction was rightly classified as non-cash.

Note - 1 Business Overview and Basis of Presentation

Reorganization, page F-7

6.	We note your response to prior comment 11. We will continue to monitor your filing for the completion of the reorganization transaction.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company has completed the reorganization at pages 70, F-7 and F-8 respectively.

In addition to the above response to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Amended Registration Statement, (ii) comments from the Staff do not foreclose the Commission from taking any action with respect to Amended Registration Statement or any eventual registration statement and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Jason Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, or jye@orllp.legal.

Vistek Limited

/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer